Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379-4300 Fax: 919 379-4346 www.aointl.com

December 3, 2008

Mr. Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Alliance One International, Inc.
Form 10-K for the fiscal year ended March 31, 2008
Filed June 30, 2008
Definitive Proxy Statement on Schedule 14A
Filed July, 10, 2008
File No. 001-13684

Dear Mr. Webb:

On behalf of Alliance One International, Inc. (the “Company”), we respond to the comments of the Staff of the Commission contained in your letter dated November 10, 2008 with respect to the Company’s Annual Report on Form 10-K for the year ended March 31, 2008 and its definitive proxy statement on Schedule 14A filed with the Commission of July 10, 2008 (the “Proxy Statement”). The Company’s responses to the Staff’s comments are set forth below under “Company Response” and correspond to the numbered comments in the Staff’s letter, which are reproduced in bold below. A copy of this letter is also being submitted in electronic form as a “corresp” submission.

Staff Comment:

Code of Business Conduct, Page 3

1.	In future filings, please disclose whether the Code of Business Conduct applies to your principal executive officer as well as your principal financial officer and principal accounting officer. Additionally, please disclose whether you have posted the Code of Business Conduct on your website. Refer to Item 406 of Regulation S-K.

Max A. Webb
United States Securities and Exchange Commission
December 3, 2008
Page 2

Company Response:

While the Proxy Statement does indicate that Code of Business Conduct “defines the Company’s expectations for legal and ethical behavior on the part of every Alliance One director, officer, employee and agent”, in future filings the Company will specifically highlight that this includes the Company’s principal executive officer. The Corporation respectfully submits that the Proxy Statement does disclose that the Code of Conduct is posted on the Company’s website and draws the Staff’s attention to that disclosure on page 3 of the Proxy Statement under the heading “Shareholder Access to Governance Documents” and the subheading “Website.”

Staff Comment:

Other Agreements and Business Relationships, page 11

2.	In future filings, please describe your policies and procedures for the review, approval or ratification of any transactions with related persons, promoters and certain control persons. Refer to Item 404(b) of Regulation S-K.

Company Response:

In future filings, as required by Item 404(b) of Regulation S-K, the Company will describe its policies and procedures for the review, approval or ratification of any transactions required to be reported under Item 404(a) of Regulation S-K.

The Company supplementally notes that the related party transactions disclosed in the Proxy Statement in response to Item 404(a) of Regulation S-K were, as disclosed on page 11 of the Proxy Statement, payments to directors who were retired executives of the Company or one of its predecessors under employment agreements established while those individuals were executives. Those individuals retired in 1996 and 1999. No transactions arose during the fiscal year ended March 31, 2008 that were required to be disclosed under Item 404(a).

Staff Comment:

Incentives; Annual Incentives, page 19

3.

We note your disclosure that you place emphasis on performance-driven pay delivered through short and long-term incentives. In future filings, please provide a qualitative and a quantitative discussion of all the performance measures to be achieved in order for your executive officers

Max A. Webb
United States Securities and Exchange Commission
December 3, 2008
Page 3

to earn their performance-related compensation. We would expect to see specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that you have an appropriate basis for omitting disclosure of the performance measures, please revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Refer also to Question 118.04 of the Compliance and Disclosure Interpretations for Regulation S-K available on our website at www.sec.gov.

Company Response:

In future filings in which the Company is required to include a Compensation Discussion and Analysis responsive to Item 402(b) of Regulation S-K, the Company will comply with the Staff’s comments and the guidance contained in Question 118.04 of the Staff’s Compliance and Disclosure Interpretations for Regulation S-K.

With respect to the Company’s Compensation Discussion and Analysis included in the Proxy Statement, the Company supplementally notes that as disclosed in that portion of the Proxy Statement and in the Summary Compensation Table included in the Proxy Statement, no annual incentive compensation payments were made to any named executive officer for the fiscal year ended March 31, 2008 because the Company did not achieve the minimum economic profit threshold for the fiscal year. Thus, while other Company and individual performance objectives had been considered by the Committee, none were material to actual annual incentive compensation for fiscal 2008.

*    *    *

Max A. Webb
United States Securities and Exchange Commission
December 3, 2008
Page 4

In response to the request included in the Staff’s letter dated November 10, 2008, the Company states the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you would like to discuss any of these matters further.

Very truly yours,

/s/ Robert E. Harrison

Robert E. Harrison
President and Chief Executive Officer

cc: Henry C. Babb